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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                               (Amendment No. 4)(1)


                            U.S.B. Holding Co., Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    902910108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1 (b)
                  [ ]      Rule 13d-1 (c)
                  [X]      Rule 13d-1 (d)

--------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages




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  CUSIP NO. 902910108                 13G                PAGE  2  OF  5  PAGES
            ---------
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
--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
           Kenneth J. Torsoe
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
    2                                                                (b)   [ ]

--------------------------------------------------------------------------------
           SEC USE ONLY
    3

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
    4      United States

--------------------------------------------------------------------------------
                                   SOLE VOTING POWER
                             5     1,547,550 shares (inclusive of 37,268 shares
                                   issuable upon the exercise of vested stock
                                   options) (see Item 4)
        NUMBER OF       --------------------------------------------------------
          SHARES             6     SHARED VOTING POWER
       BENEFICIALLY                None
         OWNED BY       --------------------------------------------------------
           EACH                    SOLE DISPOSITIVE POWER
        REPORTING            7     1,547,550 shares (inclusive of 37,268 shares
       PERSON WITH                 issuable upon the exercise of vested stock
                                   options) (see Item 4)
                        --------------------------------------------------------
                             8     SHARED DISPOSITIVE POWER
                                    None
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,547,550 shares (see Item 4)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    10     CERTAIN SHARES*                                                 [ ]
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    11
           9.7% (see Item 4)
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    12
           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 Pages




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ITEM 1(a).        NAME OF ISSUER:

                  U.S.B. Holding Co., Inc.


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  100 Dutch Hill Road, Orangeburg, NY  10962


ITEM 2(a).        NAME OF PERSON FILING:

                  Kenneth J. Torsoe


ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Union State Bank, 100 Dutch Hill Road,
                  Orangeburg, NY  10962


ITEM 2(c).        CITIZENSHIP:

                  United States


ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock


ITEM 2(e).        CUSIP NUMBER:

                  902910108


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:.

                  Not applicable.


ITEM 4.           OWNERSHIP.

         (a)      Amount Beneficially Owned:    1,547,550 shares of Common Stock

                  This amount includes: (i) 1,510,282 shares of Common Stock owned directly by Mr. Torsoe; and (ii) vested director stock options to purchase 37,268 shares of Common Stock held by Mr. Torsoe.

         (b)      Percent of Class:             9.7%

                  This percentage is based upon 15,884,273 shares of Common Stock issued and outstanding as of December 31, 1999, plus the aggregate number of shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of vested stock options.

         (c)      Number of shares as to which such person has:

         (i)      sole power to vote or
                  to direct the vote:           1,547,550 shares of Common Stock


                                Page 3 of 5 Pages




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                  This amount includes: (i) 1,510,282 shares of Common Stock owned directly by Mr. Torsoe; and (ii) vested director stock options to purchase 37,268 shares of Common Stock held by Mr. Torsoe.

         (ii)     shared power to vote or direct the vote:                  None

         (iii)    sole power to dispose or to
                  direct the disposition of:    1,547,550 shares of Common Stock

                  This amount includes: (i) 1,510,282 shares of Common Stock owned directly by Mr. Torsoe; and (ii) vested director stock options to purchase 37,268 shares of Common Stock held by Mr. Torsoe.

         (iv)     shared power to dispose or to direct the
                  disposition of:                                           None


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


ITEM 10.          CERTIFICATIONS.

                  Not applicable.


                                Page 4 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2000


                                /s/ KENNETH J. TORSOE
                                ------------------------------------------------
                                KENNETH J. TORSOE


                                Page 5 of 5 Pages